Exhibit 4.17

SHARE REPURCHASE AGREEMENT

This Share Repurchase Agreement (this “Agreement”) is made as of December 22, 2023, by and between:

1. Fanhua Inc., an exempted company duly incorporated and validly existing under the laws of the Cayman Islands (the “Selling Shareholder”); and

2. Puyi Inc., an exempted company duly incorporated and validly existing under the laws of the Cayman Islands (the “Company”).

RECITALS

B. The Selling Shareholder holds an aggregate of 4,033,600 issued and outstanding ordinary shares with par value US$0. 0001 in the share capital of the Company.

C. The Selling Shareholder desires to sell to the Company, and the Company desires to repurchase from the Selling Shareholder 4,033,600 ordinary Shares (the “Repurchased Shares”).

THEREFORE, in consideration of the agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Repurchase and Sale of Repurchased Shares.

1.1 Repurchase. Subject to the terms and conditions of this Agreement, the Selling Shareholder hereby agrees to sell, transfer, assign and deliver to the Company, and the Company agrees to repurchase from the Selling Shareholder the Repurchased Shares at an aggregate purchase price of USD1,402,534(equivalent to RMB10,028,117) (the “Repurchase Price”) (such transaction, the “Share Repurchase”).

2. Closing.

2.1 Closing. The closing of the Share Repurchase under this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signatures within five (5) Business Days after the fulfillment or waiver of conditions as set forth in Section 4. As used in this Agreement, “Business Day” means a day other than Saturday, Sunday or any day on which banks in PRC, Hong Kong, the Cayman Islands and the United States of America are required by law or executive order to be closed.

2.2 Delivery.

(a) At the Closing, (i) all original share certificate(s) issued to such Selling Shareholder representing the Repurchased Shares involved shall be cancelled immediately, and (ii) the Selling Shareholder shall deliver to the Company a share purchase letter and a share transfer form duly executed by such Selling Shareholder, in the form attached hereto as Exhibit A and Exhibit B.

(b) Within sixty (60) days upon the Closing, the Company shall pay the Selling Shareholder the Repurchase Price to a bank account designated and specified by the Selling Shareholder in the wire transfer instruction delivered by the Selling Shareholder to the Company in advance.

3. Representations and Warranties of the Selling Shareholder. The Selling Shareholder hereby represents and warrants to Company as follows:

3.1 Ownership of the Repurchased Shares; Restrictions. Such Selling Shareholder is the sole and exclusive record and beneficial owner of the Repurchased Shares and has the full right, power and authority to sell and transfer the Repurchased Shares. The Repurchased Shares which are to be sold hereunder are owned free and clear of all liens, encumbrances, charges and assessments and restrictions.

3.2 Corporate Existence and Power. Such Selling Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on their business as now conducted.

3.3 Authority. All action by such Selling Shareholder necessary for the sale of the Repurchased Shares pursuant to this Agreement and the performance of such Selling Shareholder’s obligations hereunder have been taken or will be taken prior to the Closing. This Agreement constitutes valid and binding obligations of such Selling Shareholder, and such Selling Shareholder has all requisite legal power to enter into this Agreement and to carry out and perform their obligations under the terms of this Agreement.

3.4 Non-contravention. The execution, delivery and performance by such Selling Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the Articles of Association, bylaws or other similar corporate governance documents of such Selling Shareholder, (ii) violate any applicable law, or (iii) require any consent or other action by any party other than consents, approvals or authorizations that have been obtained as of or prior to the date hereof.

3.5 Disclosure; Future Gains. Such Selling Shareholder has had access to financial and other information concerning the business and financial conditions of the Company, including current financial statements. Such Selling Shareholder has had opportunities to make inquiry of the Company to answer any questions concerning the business and prospects of the Company. Such Selling Shareholder has had opportunities to seek the advice of counsel with regard to the sale of the Repurchased Shares under this Agreement and have entered into this Agreement based on their own knowledge, investigation and analysis and that of their advisors, if any. Such Selling Shareholder understands and acknowledges that the Repurchased Shares may become more valuable if, among other things, the Company raises more funds at higher valuation in the future or the prospects of its business becomes more promising, or less valuable, if, among other things, the Company raises more funds at lower valuation in the future or the prospects of its business becomes less promising.

4. Conditions to Closing. The obligations of the Company to consummate the purchase of the Repurchased Shares under this Agreement are subject to the satisfaction or waiver of the following conditions:

(a) The representations and warranties made by the Selling Shareholder under this Agreement shall be true and correct when made and as of the Closing.

(b) The consents of the board of directors and shareholders of the Company with respect to the transactions contemplated hereby as required under the memorandum and articles of association of the Company shall have been obtained.

5. Taxes.

5.1 The Selling Shareholder has reviewed with their own tax advisors the applicable tax consequences in connection with their sale of the Repurchased Shares and the transactions contemplated by this Agreement. The Selling Shareholder is relying solely on their own tax advisors and not on any statements or representations of the Company or any of its agents, employees, directors, shareholders or advisors and shall be responsible for any tax liability due from the Selling Shareholder in connection with or arising as a result of the transactions contemplated by this Agreement.

6. Indemnification.

6.1 From and after the Closing, a party (the “Defaulting Party”) shall indemnify, save, defend and hold harmless the other party and its affiliates, successors and assigns and each of the foregoing’s respective trustees, directors, officers, managers, employees, agents and representatives (collectively, the “Indemnified Parties”) from and against, and shall promptly pay and reimburse each of them for, any and all losses incurred or sustained by, or imposed upon, any Indemnified Party based upon, arising out of or resulting from or by reason of: (a) the inaccuracy in or breach of any representation or warranty made by the Defaulting Party contained in this Agreement or (b) the breach or non-fulfillment of any covenant, agreement or obligation of or under this Agreement (including, without limitation, the breach or non-fulfillment of obligation under Section 5 hereof).

7. Miscellaneous.

7.1 Survival of Representations and Warranties. The representations and warranties set forth under Sections 3 of this Agreement shall survive the Closing, and such warranties, representations and covenants shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Company or the Selling Shareholder, as applicable.

7.2 Cooperation. Each party hereby agrees and undertakes to cooperate with the other party to complete any and all actions necessary to carry out and consummate the transactions contemplated by this Agreement.

7.3 Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement among the parties hereto with respect to the subject hereof and supersedes all previous understanding, written or oral. Any term of this Agreement may be amended only with the written consent of both of the parties hereto.

7.4 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of Hong Kong Special Administrative Region of the People’s Republic of China, as to matters within the scope thereof and without regard to its principles of conflicts of laws.

7.5 Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly effects the parties’ intent in entering into this Agreement.

7.6 Waiver. The waiver of one breach or default or any delay in exercising any rights shall not constitute a waiver of any subsequent breach or default.

7.7 Further Assurances. Each party shall execute and deliver such additional instruments, documents and other writings, and to take, or cause to be taken, all actions and to do, or cause to be done under applicable law, before or after the Closing, in order to confirm and carry out and to effectuate fully the intent and purposes, and to consummate and implement expeditiously the transactions contemplated by, this Agreement.

7.8 Disclosure of Terms. Subject to and without prejudice to Section 5.3 above, the terms and conditions of this Agreement, any term sheet or memorandum of understanding entered into pursuant to the transactions contemplated hereby, all exhibits and schedules attached hereto and thereto, and the transactions contemplated hereby and thereby, including their existence, shall be considered confidential information and shall not be disclosed by any party hereto to any third party except to the Company’s or the Selling Shareholder’s current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys of the parties hereof, in each case only where such parties are under appropriate nondisclosure obligations or to any governmental authorities or tax authorities under applicable law.

7.9 Dispute Resolution. Each of the parties hereto irrevocably (i) agrees that any dispute between them arising out of, relating to, or concerning any interpretation, construction, performance or breach of this Agreement (the “Dispute”), shall be settled by arbitration to be held in Hong Kong which shall be administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force at the time of the commencement of the arbitration (the “Arbitration Rules”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration, and (iii) submits to the exclusive jurisdiction of Hong Kong in any such arbitration. There shall be three (3) arbitrators, selected in accordance with the Arbitration Rules, and at least one arbitrator shall be qualified to practice Hong Kong Law. The decision of the arbitration tribunal shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitration tribunal’s decision in any court having jurisdiction. The parties to the arbitration shall each pay an equal share of the costs and expenses of such arbitration, and each party shall separately pay for its respective counsel fees and expenses; provided, however, that the prevailing party in any such arbitration shall be entitled to recover from the non-prevailing party its reasonable costs and attorney fees. The parties acknowledge and agree that, in addition to contract damages, the arbitrators may award provisional and final equitable relief, including injunctions, specific performance, and lost profits.

7.10 Counterparts. This Agreement may be executed by facsimile or electronic signature and in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned have executed this Share Repurchase Agreement as of the date set forth in the first page hereof.

SELLING SHAREHOLDER:

Fanhua Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Vice-Chairman & Chief Executive Director

IN WITNESS WHEREOF, the undersigned have executed this Share Repurchase Agreement as of the date set forth in the first page hereof.

COMPANY:

Puyi Inc.

By:	/s/ Ren Yong
Name:	Ren Yong
Title:	Director

Exhibit A

share purchase letter

December 22, 2023

The Board of Directors

Puyi Inc.

190 Elgin Avenue

George Town

Grand Cayman, KY1-9008

Cayman Islands

Dear Directors

REPURCHASE OF SHARES IN Puyi Inc. (THE “COMPANY”)

We hereby request that you repurchase the 4,033,600 ordinary shares of a par value of US$0.001 each currently registered in our name (the “Shares”) on the date hereof in consideration for USD1,402,534(equivalent to RMB10,028,117).

We hereby transfer to you all our right, title and interest in the Shares and instruct you to update the register of members of the Company to reflect the repurchase of the Shares in accordance with this letter.

Yours faithfully

BY	/s/ Yinan Hu
Authorized signatory name for and on behalf of Fanhua Inc.

Exhibit B

SHARE TRANSFER FORM

Dated December 22, 2023

We, Fanhua Inc. (the “Transferor”), for good and valuable consideration agreed between Puyi Inc. (the “Transferee”)(the “Company”) and us, do hereby:

1.	transfer to the Transferee 4,033,600 ordinary shares (the “Shares”) standing in our name in the register of members of the Company to hold unto the Transferee, its executors, administrators and assigns, subject to the several conditions on which we held the same at the time of execution of this Share Transfer Form; and

2.	consent that our name remains on the register of the Company until such time as the Company enters the Transferee’s name in the register of the Company.

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)
SIGNED for and on behalf of TRANSFEROR:	)	/s/ Yinan Hu
	)	Duly Authorised Signatory
)
	)	Name:	Yinan Hu
)
	)	Title:	Director

And we, the Transferee, do hereby agree to take the Share subject to the same conditions.

)
SIGNED for and on behalf of TRANSFEREE:	)	/s/ Ren Yong
	)	Duly Authorised Signatory
)
	)	Name:	Ren Yong
)
	)	Title:	Director